EXHIBIT 99.1

News Release

For Immediate Release	Date: October 7, 2026
26-22-TR

Teck Named to Forbes World’s Top Companies for Women 2026 List

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) has been named to the Forbes World’s Top Companies for Women 2026 list, recognizing organizations that are highly rated by women employees and demonstrate a commitment to advancing women in the workplace. This marks the second time Teck has received this recognition.

“Our people are the foundation of Teck’s success, and we are committed to creating a workplace where everyone feels respected, valued and supported to grow and succeed,” said Jonathan Price, President and CEO. “Being recognized once again as one of the World’s Top Companies for Women reflects the culture our employees help build every day and our ongoing commitment to fostering an inclusive workplace where talented people can thrive.”

The Forbes World’s Top Companies for Women 2026 ranking recognizes organizations identified through independent, anonymous surveys of approximately 120,000 women across more than 36 countries. The ranking incorporates assessments of employer brand, public perception regarding gender equality and leadership research, recognizing companies that are viewed as strong employers for women around the world.

Teck has also been recognized as one of Canada’s Top 100 Employers by Mediacorp Canada’s Top Employers program for the past nine years.

About Teck

Teck is a leading Canadian resource company focused on responsibly providing metals essential to economic development and the energy transition. Teck has a portfolio of world-class copper and zinc operations across North and South America and an industry-leading copper growth pipeline. We are focused on creating value by advancing responsible growth and ensuring resilience built on a foundation of stakeholder trust. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:

Edwin Shadeo
Acting Vice President, Investor Relations and Treasurer
604.699.4531
edwin.shadeo@teck.com

Media Contact:
Dale Steeves
Director, External Communications
236.987.7405
dale.steeves@teck.com